[BELL CANADA LOGO] NEWS RELEASE

For Immediate Release

Bell to launch Canada’s fastest, largest wireless network November 4
93% of Canadians will be able to access state-of-the-art national network in two days

MONTRÉAL, November 2, 2009 – In an address to The Canadian Club today in Montréal, Bell and BCE President and CEO George Cope announced that Bell will launch its much-anticipated new HSPA wireless network on Wednesday, November 4.

“In two days, Canadians will be able to access the most advanced wireless network in the world,” said Mr. Cope. “The launch of our new network – months ahead of schedule – underlines that the Bell team continues to deliver on our strategic imperatives to accelerate wireless in Canada and to invest in next-generation broadband networks. We move forward every day toward achieving our goal – for Bell to be recognized by customers as Canada’s leading communications company.”

Bell will also offer a wide range of new HSPA smartphones and turbo sticks from the world’s leading mobile device manufacturers on November 4.

The new network will be the fastest in Canada, with access speeds as high as 21 Megabits per second (Mbps) and with the largest service area by far – more than a million square kilometres – covering approximately 20,000 Canadian cities and towns and 93% of the national population. With international roaming capability on GSM, UMTS and HSPA networks, Bell HSPA clients will also be able to roam internationally in more than 200 countries at launch.

Originally scheduled to launch in time for the 2010 Winter Olympic Games in Vancouver next February, Bell’s new network launch this week represents the fastest network deployment of its kind in the world. The state-of-the-art HSPA network also provides Bell with the most efficient upgrade path to the Fourth Generation (4G) LTE wireless standard in coming years.

With a commitment to offering maximum choice in wireless products and services, Bell will continue to operate its existing EVDO network, currently Canada’s largest 3G network and offering exceptional North American coverage, alongside the new HSPA network.

About Bell
Bell is Canada’s largest communications company, providing consumers and business with solutions to all their communications needs, including Bell Mobility wireless, high-speed Bell Internet, Bell TV direct-to-home satellite television, Bell Home phone local and long distance, and IP-broadband and information and communications technology (ICT) services. Bell is proud to be a Premier National Partner and the Exclusive Telecommunications Partner to the Vancouver 2010 Olympic and Paralympic Winter Games.

Bell is wholly owned by BCE Inc. (TSX, NYSE: BCE). For information on Bell’s products and services, please visit bell.ca. For corporate information on BCE, please visit bce.ca.

For media inquires, please contact:
Julie Smithers
Bell Media Relations
416 528-9409
julie.smithers@bell.ca